Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Registration No: 333-162463

In connection with the proposed merger, on October 14, 2009, Baker Hughes Incorporated (“Baker Hughes”) filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which includes a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also constitutes a prospectus of Baker Hughes regarding the proposed transaction. On December 21, 2009, Baker Hughes filed with the SEC Amendment No. 1 to the Registration Statement on Form S-4 for the sole purpose of filing exhibits not previously filed with no change to the joint proxy statement/prospectus constituting Part I of the Registration Statement at that time. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

January 13, 2010
Welcome
Over the past several weeks, members of the Integration Steering Committee (ISC), Integration Program Office (IPO) and integration task forces have worked against tight deadlines to recommend the best way forward for the combined Baker Hughes/BJ Services organization. In their consideration of the individual segments of both companies, the complementary nature of our two organizations has become especially apparent.
We enter the new year with a strong strategy for the day-one organizational structure, which is currently being finalized and will be communicated before the end of January. We continue to anticipate the merger to close in the first calendar quarter of 2010.
Integration Task Force Teams
Since our last update, several key task force objectives have been completed, including the creation of a new team focused on how the combined company will be initially branded.
•	The following team leads for the branding task force have been named:
o	Baker Hughes: Robin Swanger, Global Branding and Communications Manager

o	BJ Services: Kelly Price, Vice President of Global Sales and Marketing
The information technology (IT) task force has completed several milestones in preparation for day one in addition to the SAP migration plans announced in the last update. The IT team’s goal is to ensure that all employees experience seamless access to necessary operating systems throughout the transition.
•	The IPO approved the IT task force’s recommendation to migrate from the IBM Lotus Notes® system (currently used by BJ Services personnel) to the Microsoft Exchange system (currently used by Baker Hughes personnel). The transition is expected to occur over an extended period of time based on the disposition of existing Lotus Notes applications supporting current BJ business processes.

•	On day one of the merger, all Company e-mail users, whether they are using the Microsoft Outlook® or Lotus Notes system, will be able to locate personnel from both companies in their respective e-mail address books. The task force is also nearing completion of a similar effort to allow personnel to search for employees from their respective intranet applications—Baker Hughes’ Peoplelink and BJ’s PowerCenter phone book search.

•	For day one, all Lotus Notes databases will continue to function with no further changes. Database requirements will be reviewed with the owner and integration plans will be based on the business impact to the new company.
Product Line Overview Presentations and Road Show Presentations
Baker Hughes representatives recently visited BJ Services’ Technology and Operations Support Center in Tomball, Texas, where they presented a global webcast to BJ managers highlighting the overall Baker Hughes organization and six Baker Hughes product lines.
In separate visits to Baker Hughes’ Houston locations, BJ Services representatives presented an overview of the BJ organization and culture, as well as four product lines to Baker Hughes managers.
During all of the presentations, managers had the opportunity to ask questions and discuss basic public information about each company’s product lines. Since the integration is ongoing and not yet complete, nothing of a proprietary nature could be addressed and managers respected this important condition.
A rare snowfall in the Houston area on December 4 resulted in both BJ Services and Baker Hughes’ scheduled presentations being postponed. The Baker Hughes presentation covering the Baker Oil Tools, Baker Petrolite and Centrilift product lines and BJ’s presentation of its oilfield services product lines will be rescheduled for later January.
To introduce the Baker Hughes organization to BJ Services managers in other areas, executive management teams travelled extensively throughout North America and the international operating regions. The road shows kicked off in late November and were completed the second week of January.
Please Remember
We are all motivated to complete the merger transaction as soon as practical and start working together as a new company. In the interim, however, it’s important to remember that Baker Hughes and BJ Services must continue to operate independently until the merger has been approved by the stockholders and is legally finalized. Guard yourself against unsubstantiated rumors about the integration and refrain from conversations related to competitively sensitive issues, such as customers, strategic plans, upcoming bids and pricing.

Until the transaction closes, we encourage you to continue the high level of quality, HSE and customer service our clients have come to expect from both Baker Hughes and BJ Services, and achieve new milestones of performance excellence in 2010.
For Additional Information
Please feel free to submit questions to your respective HR department. All frequently asked questions and other communication regarding the integration are available on the transition website, www.premieroilservices.com.

Andy O’ Donnell	Dave Dunlap
Lotus Notes is a registered trademark of IBM in the United States.
Outlook is a registered trademark of Microsoft Corporation in the United States and/or other countries.
Forward-Looking Statements
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Additional Information and Where to Find It
In connection with the proposed merger, on October 14, 2009, Baker Hughes Incorporated (“Baker Hughes”) filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which includes a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also constitutes a prospectus of Baker Hughes regarding the proposed transaction. On December 21, 2009, Baker Hughes filed with the SEC Amendment No. 1 to the Registration Statement on Form S-4 for the sole purpose of filing exhibits not previously filed with no change to the joint proxy statement/prospectus constituting Part I of the Registration Statement at that time. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Participants in the Solicitation
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.